UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

McMoRan Exploration Co.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

582411104

(CUSIP number)

John F. Wombwell Executive Vice President & General Counsel Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, Texas 77002 (713) 579-6000

(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411104
1.	Name of reporting person I.R.S. Identification No. of above person (entities only). Plains Exploration & Production Company, I.R.S. Identification No. 33-0430755
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 51,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 51,000,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 51,000,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.4%
14.	Type of reporting person CO

CUSIP No. 582411104	Page 3 of 9

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, $0.01 par value per share (the “Common Stock”), of McMoRan Exploration Co., a Delaware corporation (“MMR”). The principal executive offices of MMR are located at 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.	Identity and Background

(a) The name of the corporation filing this statement is Plains Exploration & Production Company, a Delaware corporation (“PXP”).

(b) The address of PXP’s principal office is 700 Milam, Suite 3100, Houston, Texas 77002.

(c) PXP is an independent oil and gas company primarily engaged in the activities of acquiring, developing, exploring and producing oil and gas properties primarily in the United States.

(d) During the last five (5) years, PXP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, PXP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PXP’s jurisdiction of formation is the State of Delaware in the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling PXP, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein. To PXP’s knowledge, none of the persons listed on Schedule A as a director or executive officer of PXP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To PXP’s knowledge, each Listed Person is a US citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

Merger Agreement

On December 30, 2010, PXP acquired 51,000,000 shares of Common Stock pursuant to the terms of an agreement and plan of merger dated as of September 19, 2010 (the “Merger Agreement”), by and among PXP, PXP Gulf Properties LLC, a Delaware limited liability company, PXP Offshore LLC, a Delaware limited liability company, MMR, McMoRan Oil & Gas LLC, a Delaware limited liability company, McMoRan GOM, LLC, a Delaware limited liability company, and McMoRan Offshore LLC, a Delaware limited liability company, as partial consideration for PXP’s interest in all of its Gulf of Mexico shallow water properties. PXP also received approximately $86.1 million in cash, which includes $11 million in working capital adjustments, for such properties under the terms of the Merger Agreement. The Merger Agreement was approved by the boards of directors of both PXP and MMR.

CUSIP No. 582411104	Page 4 of 9

Registration Rights Agreement

On December 30, 2010, PXP and MMR also entered into a registration rights agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, within 60 days after December 30, 2010, MMR is obligated to (1) prepare and file a shelf registration statement with the Securities and Exchange Commission covering the Common Stock acquired by PXP for resale in registered transactions and (2) use its commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while PXP and its affiliates hold such Common Stock. The Registration Rights Agreement also gives PXP piggyback registration rights and demand registration rights under certain circumstances.

Stockholder Agreement

On December 30, 2010, PXP and MMR entered into a stockholder agreement (the “Stockholder Agreement”). Under the terms of the Stockholder Agreement, on December 30, 2010, MMR expanded its board of directors from nine to eleven, and appointed James C. Flores, Chairman of the Board, President and Chief Executive Officer of PXP, and John F. Wombwell, Executive Vice President, General Counsel and Secretary of PXP, as directors. PXP has the right to designate two members of the MMR board for so long as PXP owns at least 10% of the outstanding shares of Common Stock. If PXP ownership falls below 10%, but owns at least 5% of the outstanding shares of Common Stock, PXP has the right to designate one director to the MMR board.

Also under the Stockholder Agreement, without prior approval of at least a majority of the members of MMR’s board who have not been designated by PXP, PXP and its affiliates will be limited or prohibited from, among other things, acquiring additional securities of MMR; commencing any tender or exchange offer for MMR securities; entering into, making, proposing or seeking, or otherwise being involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of MMR or any of its subsidiaries or any acquisition transaction for all or part of MMR’s assets or businesses or any assets or business of any of MMR’s subsidiaries; calling or seeking to call a meeting of MMR stockholders or initiating any stockholder proposal for action by MMR’s stockholders; or soliciting proxies or forming, joining, or in any way participating in or entering into agreements with a “group” (as defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended) with regard to MMR. These restrictions will terminate upon the last to occur of (1) the first date on which no PXP designated directors have served on MMR’s board for the preceding six months and (2) the date that PXP and its affiliates beneficially own less than 20% of the issued and outstanding shares of Common Stock.

The Stockholder Agreement requires PXP to refrain from transferring, selling, assigning, pledging or otherwise disposing of, directly or indirectly, any shares of Common Stock until December 30, 2011, subject to certain exceptions, including transfers (1) to subsidiaries of PXP, (2) pursuant to a merger, exchange offer, acquisition of assets or other similar transaction, provided that such transaction is approved by the board of directors of MMR, (3) pursuant to a merger, business combination, sale of substantially all of the assets of PXP or similar transactions resulting in a change of control, (4) pursuant to an exercise of piggyback registration rights under the Registration Rights Agreement and (5) pursuant to pledges under PXP’s debt instruments. After December 30, 2011, PXP is permitted to take such actions with respect to shares of Common Stock, subject only to certain restrictions enumerated in the Registration Rights Agreement, which limit transfers to (x) underwritten offerings, (y) periodic sales under a registration statement, so as long as the amount sold in any three-month period does not exceed the amount permitted by Rule 144(e) promulgated under the Securities Act of 1933, as amended, and (z) an exercise of piggyback registration rights under the Registration Rights Agreement.

The Stockholder Agreement also requires MMR to propose certain amendments to the certificate of incorporation of MMR to include PXP in the parties excluded from the definition of “Interested Stockholder” and to modify the definition of “Continuing Director” so that for purposes of this definition, directors not nominated by an Interested Stockholder are not deemed to be an Affiliate or an Associate (each as defined in the certificate of incorporation of MMR) of the Interested Stockholder.

References to, and descriptions of, the Merger Agreement, the Registration Rights Agreement and the Stockholder Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D, the Registration Rights Agreement incorporated by reference as Exhibit 2 to this Schedule 13D and the Stockholder Agreement incorporated by reference as Exhibit 3 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

CUSIP No. 582411104	Page 5 of 9

As of the date of this Schedule 13D, neither PXP nor, to PXP’s knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that PXP or its affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors (including the contractual restrictions described above), purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

(a) the acquisition by any person of additional securities of MMR, or the disposition of securities of MMR;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MMR or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of MMR or any of its subsidiaries;

(d) any change in the present board of directors or management of MMR, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of MMR;

(f) any other material change in MMR’s business or corporate structure;

(g) changes in MMR’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MMR by any person;

(h) causing a class of securities of MMR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of MMR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Except as described herein, the PXP and the Listed Persons have not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, PXP and the Listed Persons will take such actions with respect to PXP’s investment in MMR as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of MMR, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors. In addition, PXP and the Listed Persons may entertain discussions with, and proposals to, MMR, to other shareholders of MMR or to third parties.

Item 5.	Interest in Securities of the Issuer

(a)-(b) PXP is the beneficial owner of 51,000,000 shares of Common Stock, representing approximately 32.4% of the outstanding Common Stock as of December 30, 2010 (based upon 157,166,687 shares of Common Stock outstanding, which includes the 51,000,000 shares issued pursuant to the Merger Agreement and 106,166,687 shares of Common Stock outstanding as of November 15, 2010, as set forth in MMR’s definitive proxy statement dated November 23, 2010). PXP has the sole power to vote and dispose of all of its shares of Common Stock. To PXP’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(c) Except for the transactions contemplated by the Merger Agreement, to PXP’s knowledge, no transactions in Common Stock have been effected during the past sixty (60) days by any Listed Person.

CUSIP No. 582411104	Page 6 of 9

(d) To PXP’s knowledge, no person other than PXP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated September 19, 2010, by and among Plains Exploration & Production Company, PXP Gulf Properties LLC, PXP Offshore LLC, McMoRan Exploration Company, McMoRan Oil & Gas LLC, McMoRan GOM, LLC and McMoRan Offshore LLC (incorporated by reference to Exhibit 2.1 to PXP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 5, 2010).

2	Registration Rights Agreement, dated December 30, 2010, by and between Plains Exploration & Production Company and McMoRan Exploration Company (incorporated by reference to Exhibit 10.1 to PXP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2011).

3	Stockholder Agreement, dated December 30, 2010, by and between Plains Exploration & Production Company and McMoRan Exploration Company (incorporated by reference to Exhibit 10.2 to PXP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2011).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2011

Plains Exploration & Production Company

By:	/S/ WINSTON M. TALBERT
Name:	Winston M. Talbert
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

Listed Persons

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Plains Exploration & Production Company (“PXP”). The business address of each person listed below is c/o Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, Texas 77002.

Board of Directors

Name	Principal Occupation or Employment

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer of PXP

Isaac Arnold, Jr.	President of The Arnold Corporation

Alan R. Buckwalter, III	Retired

Jerry L. Dees	Retired

Tom H. Delimitros	General Partner of AMT Venture Funds

Thomas A. Fry, III	Retired

Charles G. Groat	Director, Center for International Energy and Environmental Policy and the Energy and Earth Resources Graduate Program at The University of Texas at Austin.

John H. Lollar	Managing Partner of Newgulf Exploration, L.P.

Executive Officers

Name	Title

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer

John F. Wombwell	Executive Vice President, General Counsel and Secretary

Doss R. Bourgeois	Executive Vice President — Exploration & Production

Winston M. Talbert	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated September 19, 2010, by and among Plains Exploration & Production Company, PXP Gulf Properties LLC, PXP Offshore LLC, McMoRan Exploration Company, McMoRan Oil & Gas LLC, McMoRan GOM, LLC and McMoRan Offshore LLC (incorporated by reference to Exhibit 2.1 to PXP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 as filed with the Securities and Exchange Commission on November 5, 2010).

2	Registration Rights Agreement, dated December 30, 2010, by and between Plains Exploration & Production Company and McMoRan Exploration Company (incorporated by reference to Exhibit 10.1 to PXP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2011).

3	Stockholder Agreement, dated December 30, 2010, by and between Plains Exploration & Production Company and McMoRan Exploration Company (incorporated by reference to Exhibit 10.2 to PXP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2011).